Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, Tennessee 37402
Phone: (423) 385-3000

June 22, 2010

VIA EDGAR TRANSMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cornerstone Bancshares, Inc.
Registration Statement on Form S-1
Filed on May 7, 2010 and Amended on June 17, 2010
File No.  333-166625

Ladies and Gentlemen:

Cornerstone Bancshares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective on June 23, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

CORNERSTONE BANCSHARES, INC.

/s/ Nathaniel F. Hughes

Nathaniel F. Hughes
President and Chief Executive Officer